Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 26, 2014	September 27, 2013
	(In millions, except ratios)
Earnings:
Income from continuing operations	$125.1	$127.4
Plus: Income taxes	50.4	60.4
Fixed charges	25.2	25.5
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(1.1)	(0.2)
Undistributed earnings in equity investments	—	—

	$199.6	$213.1

Fixed Charges:
Interest expense	$22.8	$23.7
Plus: Interest capitalized during the period	1.1	0.2
Interest portion of rental expense	1.3	1.6

	$25.2	$25.5

Ratio of Earnings to Fixed Charges	7.92	8.36